

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Kouji Eguchi
Chief Executive Officer
Medirom Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

      Re: Medirom Healthcare Technologies Inc.
           Registration Statement on Form F-3
           Filed September 10, 2025
           File No. 333-290161

Dear Kouji Eguchi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eddie Kim at 202-551-8713 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: John Stapleton